UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SUPREME INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

868607102

(CUSIP Number)

William J. Barrett

210 Sundial Court

Vero Beach, Florida 32963

(732) 741-1500

with a copy to:

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868607102

1.	Names of Reporting Persons William J. Barrett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF , AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,773,572 (1)

	8.	Shared Voting Power 132,296 (2)

	9.	Sole Dispositive Power 1,773,572 (1)

	10.	Shared Dispositive Power 132,296 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,037,195 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 885,999 shares of Class B Common Stock that are immediately convertible into shares of Class A Common Stock on a one-for-one basis and (ii) 47,250 shares of Class A Common Stock that may be acquired by such Reporting Person within 60 days upon the exercise of stock options to purchase shares of Class A Common Stock from the Issuer.

(2)

Consists of (i) 115,439 shares of Class A Common Stock and (ii) 16,857 shares of Class B Common Stock owned by such Reporting Person’s spouse that are immediately convertible into shares of Class A Common Stock on a one-for-one basis.

(3)	Due to group status.
(4)

Due to group status and based upon (i) 15,238,956 shares of Class A Common Stock of the Issuer outstanding as of April 14, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q that was filed by the Issuer with the SEC on April 29, 2016, (ii) 1,557,234 shares of Class B Common Stock that are immediately convertible into Class A Common Stock on a one-for-one basis and (iii) options to purchase 94,500 shares of Class A Common Stock from the Issuer within 60 days.

CUSIP No. 868607102

1.	Names of Reporting Persons Herbert M. Gardner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,053,842 (1)

	8.	Shared Voting Power 77,485 (2)

	9.	Sole Dispositive Power 1,053,842 (1)

	10.	Shared Dispositive Power 77,485 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,037,195 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 587,862 shares of Class B Common Stock that are immediately convertible into shares of Class A Common Stock on a one-for-one basis and (ii) 47,250 shares of Class A Common Stock that may be acquired by such Reporting Person within 60 days upon the exercise of stock options to purchase shares of Class A Common Stock from the Issuer.

(2)

Consists of (i) 10,969 shares of Class A Common Stock and (ii) 66,516 shares of Class B Common Stock that are immediately convertible into shares of Class A Common Stock on a one-for-one basis owned by a generation skipping marital trust under the will of Mary K. Gardner, such Reporting Person’s late spouse.

(3)	Due to group status.
(4)

Due to group status and based upon (i) 15,238,956 shares of Class A Common Stock of the Issuer outstanding as of April 14, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q that was filed by the Issuer with the SEC on April 29, 2016, (ii) 1,557,234 shares of Class B Common Stock that are immediately convertible into Class A Common Stock on a one-for-one basis and (iii) options to purchase 94,500 shares of Class A Common Stock from the Issuer within 60 days.

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A common stock (the “Class A Common Stock”) of Supreme Industries, Inc., a Delaware corporation (the “Issuer”), and Class B common stock (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) of the Issuer, which is convertible into shares of Class A Common Stock on a one-for-one basis. The address of the principal executive office of the Issuer is located at 2581 E. Kercher Road, Goshen, Indiana 46528.

Item 2. Identity and Background

(a)                                 This Schedule 13D is jointly filed by and on behalf of each of William J. Barrett (“Mr. Barrett”) and Herbert M. Gardner (“Mr. Gardner” and, together with Mr. Barrett, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”).

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(b)                                 The address of the principal residence of Mr. Barrett is 210 Sundial Court, Vero Beach, Florida 32963.  The address of the principal residence of Mr. Gardner is 255 W 94th Street, New York, New York 10025.

(c)                                  The principal business of each Mr. Barrett and Mr. Gardner is serving as an executive officer of the Issuer.

(d)                                 No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

Beginning prior to the date on which the Issuer became subject to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) through the date hereof, Mr. Barrett acquired the shares of Common Stock reported in this Schedule 13D through various means, including but not limited to, open market purchases, stock dividends from the Issuer, the exercise of stock options, the exercise of warrants, and the exercise of other stock incentives, certain of which were acquired directly from the Issuer.  The shares of Common Stock acquired by Mr. Barrett in the open market and through the exercise of derivative securities were effected using personal funds, though no cash consideration was paid by Mr. Barrett in connection with any cashless exercise of derivative securities.  In addition, certain of the shares of Common Stock reported in this Schedule 13D were granted to Mr. Barrett by the Issuer as consideration for serving the Issuer in various capacities over the years, including Mr. Barrett’s current position of Executive Vice President, Secretary, Assistant Treasurer and Director of the Issuer.

Beginning prior to the date on which the Issuer became subject to Section 12 of the Exchange Act through the date hereof, Mr. Gardner acquired the shares of Common Stock reported in this Schedule 13D through various means, including but not limited to, open market purchases, stock dividends from the Issuer, the exercise of stock options, the exercise of warrants, and the exercise of other stock incentives, certain of which were acquired directly from the Issuer.  The shares of Common Stock acquired by Mr. Gardner in the open market and through the exercise of derivative securities were effected using personal funds, though no cash consideration was paid by Mr. Gardner in connection with any cashless exercise of derivative securities.  In addition, certain of the shares of Common Stock reported in this Schedule 13D were granted to Mr. Gardner by the Issuer as consideration for serving the Issuer in various capacities over the years, including Mr. Gardner’s current position as Chairman of the Board of the Issuer.

Item 4. Purpose of Transaction

Though the Reporting Persons have not entered into any formal agreement to act in concert, the Reporting Persons may be deemed a group for purposes of Section 13(d) or 13(g) of the Act due to their mutual consideration of the possibility of making open market sales of certain shares of Class A Common Stock held individually by each Reporting Person at the time, amount and price deemed appropriate by such individual Reporting Person for the distinct estate planning purposes of such Reporting Person.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.  Each Reporting Person serves as a director of the Issuer. In his capacity as a director, each such Reporting Person will participate in, and has the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including sales of assets, extraordinary corporate transactions and changes to the Issuer’s capitalization, business or corporate structure.

Item 5. Interest in Securities of the Issuer

(a)                                 The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

Mr. Barrett ultimately has no voting power or dispositive power over (i) the 465,980 shares of Class A Common Stock and the 587,862 shares of Class B Common Stock that are held directly by Mr. Gardner, and (ii) the 10,969 shares of Class A Common Stock and the 66,516 shares of Class B Common Stock owned by a generation skipping marital trust under the will of Mary K. Gardner, Mr. Gardner’s late wife.

Mr. Gardner ultimately has no voting power or dispositive power over (i) the 887,573 shares of Class A Common Stock and the 885,999 shares of Class B Common Stock that are held directly by Mr. Barrett, and (ii) the 115,439 shares of Class A Common Stock and the 16,857 shares of Class B Common Stock owned by Mr. Barrett’s wife.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)                                 Number of shares as to which each Reporting Person has:

(i)                                     sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)                                  shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)                               sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)                              shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)                                  There have been no transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 is incorporated by reference herein.  Except as described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2016	WILLIAM J. BARRETT

/s/ William J. Barrett

HERBERT M. GARDNER

/s/ Herbert M. Gardner

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith)